Exhibit 99.1

JOYY Inc. Announces Transfer of Shares of HUYA Inc. to Tencent

GUANGZHOU, China, April 03, 2020 (GLOBE NEWSWIRE) – JOYY Inc. (Nasdaq: YY) (“JOYY” or the “Company”), a global social media platform, today announced that, JOYY has transferred 16,523,819 Class B ordinary shares of HUYA Inc. (NYSE: HUYA) (“Huya”), a leading game live streaming platform in China, to Linen Investment Limited, a wholly-owned subsidiary of Tencent Holdings Limited (“Tencent”) for an aggregate purchase price of approximately US$262.6 million in cash, pursuant to Tencent’s exercise of its option to purchase additional shares of Huya from JOYY. The purchase price was determined based on the average closing prices of Huya’s American depositary shares in the last 20 trading days prior to the receipt of Tencent’s written exercise notice by JOYY and Huya in accordance with Huya’s second amended and restated shareholders agreement dated March 8, 2018. As a result of the closing of the share transfer, Tencent increased its voting power in Huya to 50.1% on a fully-diluted basis, or 50.9% calculated based on the total issued and outstanding shares of Huya, and will consolidate financial statements of Huya. Immediately after the share transfer, JOYY held 68,374,463 Class B ordinary shares of Huya, representing approximately 43.0% of the total voting power calculated based on the total issued and outstanding shares of Huya.

Mr. David Xueling Li, Chairman and Chief Executive Officer of JOYY, said, “We are privileged to have witnessed Huya’s rapid growth and achievements to become a leading game live streaming platform in China since its inception, demonstrating strong capabilities of Huya’s management team and innovation genes of JOYY Group. We believe Tencent’s global leading position in the gaming industry makes Huya well-positioned to open up a new dimension of growth opportunities. JOYY will remain committed to our short-form video and live streaming products in the global market and we hope this transaction could bring additional values for all parties and maximize the long-term interests of JOYY’s shareholders in various ways.”

About JOYY Inc.

JOYY Inc. is a global social media platform. The Company’s highly engaged users contribute to a vibrant social community by creating, sharing, and enjoying a vast range of entertainment content and activities. JOYY enables users to interact with each other in real time through online live media and offers users a uniquely engaging and immersive entertainment experience. JOYY owns YY Live, a leading live streaming social media platform in China, and holds non-controlling interests in Huya, a leading game live streaming platform in China. In addition, JOYY Inc. completed the acquisition of Bigo in March 2019. Bigo is a fast-growing global tech company. Headquartered in Singapore, Bigo owns Bigo Live, a leading global live streaming platform outside China; Likee, a leading global short-form video social platform; imo, a global video communication app, and other social applications. JOYY has created an online community for global video and live streaming users. JOYY Inc. was listed on the NASDAQ in November 2012.

Investor Relations Contact
JOYY Inc.
Matthew Zhao
Tel: +86 (20) 8212-0000
Email: IR@YY.com

ICR, Inc.
Jack Wang
Tel: +1 (646) 915-1611
Email: IR@YY.com